SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended                                           June 30, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission File Number 000-50592

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kaiser Federal Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

K-Fed Bancorp
1359 N. Grand Avenue
Covina, California 91724-1016

Financial Statements and Exhibits

(a)	Financial Statements

The Kaiser Federal Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended June 30, 2008, prepared in accordance with the financial reporting requirements of ERISA.

(b)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Kaiser Federal Bank

Employees’ Savings and Profit Sharing Plan and Trust

Financial Statements

June 30, 2008 and 2007

TABLE OF CONTENTS

Report of Independent Auditors.................................................................................................................................................... 1
Financial Statements

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)....................................................................................... 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Kaiser Federal Bank Employees’
  Savings and Profit Sharing Plan
Covina, California

We have audited the accompanying statements of net assets available for benefits of Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan and Trust (“the Plan”) as of June 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended June 30, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2008 and 2007, and the changes in net assets available for benefits for the year ended June 30, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

                                                                      /s/ Crowe Horwath LLP
                                                                               Crowe Horwath LLP

Oak Brook, Illinois
December 11, 2008

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2008 AND 2007

	2008	2007

Assets:

Investments, participant directed, at fair value	$3,935,224	$4,134,640
Loans receivable	102,286	91,564

	4,037,510	4,226,204

Accrued income	95	203

Total assets	4,037,605	4,226,407

Liabilities:

Accrued expenses	376	520
Due to Brokers	8,013	0

Total liabilities	8,389	520

Net assets, reflecting all investments at fair value	4,029,216	4,225,887

Net Assets Available for Benefits	$4,029,216	$4,225,887

                                                                                                                                 The accompanying notes are an integral part of these statements.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2008

Income (loss) and contributions to net assets attributable to:

Income (Loss):
Net depreciation in fair value of investments	$(568,006)
Interest and dividends on investments	58,054

(509,952)

Contributions:
Employer	119,572
Employee	371,566

491,138

Net income (loss) and contributions to net assets	(18,814)

Deductions to net assets attributable to:

Benefits paid to participants	144,638
Administrative expenses	33,219

Total deductions	177,857

Net decrease	(196,671)

Net Assets Available for Benefits:

Beginning of year	4,225,887

End of year	$4,029,216

                                                                                                                                The accompanying notes are an integral part of this statement.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was amended in its entirety effective January 1, 2001.

General: The Plan is a voluntary defined contribution plan for all eligible employees of Kaiser Federal Bank (the “Bank”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: The Plan allows participants to contribute up to a maximum of 15% of their compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank contributes a discretionary matching contribution equal to 50% of the first 10% of an employee’s compensation.  Additional profit sharing amounts may be contributed at the option of the Bank’s Board of Directors. The Plan did not make any profit sharing contributions for the year ended June 30, 2008.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and the Bank’s matching and profit sharing contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank contributions portion of their accounts plus earnings thereon is determined on a graded schedule based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: Upon termination of service due to death, disability or retirement from the Bank, a participant may elect to receive the vested interest of their account in the form of an annuity, a single sum cash payment, or a combination of the above. Active participants may also take distributions from the Plan for reasons of financial hardship or upon attainment of the age of 59½.  In-service withdrawals are subject to certain limitations.

Forfeitures: At June 30, 2008 and 2007 forfeited nonvested accounts totaled $5,582 and $12,230, respectively. These amounts will be used to either reduce employer-matching contributions or allocated to all eligible employees. For the year ended June 30, 2008, employer contributions were reduced by $15,712 from forfeited nonvested accounts.

Investment Options: Participants must direct both employee and employer contributions to be invested amongst various investment options as made available and determined by the plan administrator which are more fully described in the plan literature. Participants may change their investment options any time throughout the year via direct phone or Internet access to Pentegra Retirement Service.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of the Prime Rate plus 1%, which is commensurate with local prevailing rates. Loan terms may range from one to five years or longer if used to purchase the primary residence of the participant. Principal and interest are paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting records: The accounting records of the Plan are maintained, with respect to Plan administration by Pentegra Retirement Service and with respect to investment transactions by the Bank of New York.

Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Investments in publicly-traded securities (Kaiser Federal Bancorp common stock) are carried at published market values.  The fair values of the Plan’s interests in common collective trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the fund managers.  The fair values of the Plan’s interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. Participant loans are reported at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct interests in fully benefit-responsive investment contracts and its contract value are to be presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of June 30, 2008 and 2007 approximates contract value.  Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets with investments at fair value and net assets available for benefits.

Effect of Newly Issued but Not Yet Effective Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits:  Benefits are recorded when paid.

Excess Contributions:  Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan.  Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.	INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets.

	June 30
	2008	2007
K-Fed Corporation Stock	$952,044	$1,284,352
State Street Global Advisors Common Collective Trust Funds:
SSgA – Stable Value	455,061	350,165
SSgA – Moderate Strategic Balanced	314,792	292,673
SSgA – S & P 500	216,857	239,467
SSgA – Midcap Fund	450,068	460,262
SSgA – Money Market	336,906	300,904

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:
Year Ended June 30, 2008
K-Fed Corporation Stock	$(469,607)
State Street Global Advisors Common Collective Trust Funds	(98,399)
$ (568,006)

In addition, the Plan earned dividend and interest income of $58,054 for the year ended June 30, 2008.

4.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds units of common collective trust funds

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

managed by State Street Global Advisors.  State Street Global Advisor is the Plan custodian and, therefore, these transactions qualify as party-in-interest transactions. The Plan allows participants to invest their account balances in shares of Kaiser Federal Bancorp.  The number of shares of common stock held by the Plan at June 30, 2008 and 2007 was 87,746 shares and 81,858 shares, respectively.  The fair value of these shares at June 30, 2008 and 2007 was $952,044 and $1,284,352 respectively.  An annual cash dividend of 0.42 and 0.39 dollars per share of common stock outstanding was paid during the year ended June 30, 2008 and 2007, respectively. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan.  These investments also qualify as party-in-interest and totaled $102,286 and $91,564 at June 30, 2008 and 2007, respectively.

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Bank.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Plan is a standard prototype plan provided by Pentegra Retirement Service. Pentegra Retirement Service, the Plan’s service provider has received a favorable opinion letter from the Internal Revenue Service. Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	UNAUDITED SUBSEQUENT EVENT

Subsequent to June 30, 2008, equity markets experienced a general decline in overall market value.  As a result of this, the financial position of the Plan and corresponding individual participant account balances have been materially impacted as of October 31, 2008.

SUPPLEMENTAL SCHEDULE

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	( c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
		Common Stock
*	K-Fed Bancorp Stock	Company Stock	**	$952,044
		Cash Equivalents
*	State Street Global Advisors	Money Market Fund	**	54,994
		Common Collective Trust Funds
*	State Street Global Advisors	Stable Value	**	455,061
*	State Street Global Advisors	Moderate Strategic Balanced	**	314,792
*	State Street Global Advisors	Conservative Strategic Balanced	**	161,285
*	State Street Global Advisors	Aggressive Strategic Balanced	**	146,956
*	State Street Global Advisors	Russell 2000	**	153,919
*	State Street Global Advisors	S & P 500	**	216,857
*	State Street Global Advisors	S & P 500 Growth Fund	**	121,958
*	State Street Global Advisors	S & P 500 Value Fund	**	142,068
*	State Street Global Advisors	Midcap Fund	**	450,068
*	State Street Global Advisors	Nasdaq 100 Fund	**	176,561
*	State Street Global Advisors	REIT Index	**	14,276
*	State Street Global Advisors	International Fund	**	153,617
*	State Street Global Advisors	Money Market	**	336,906
*	State Street Global Advisors	Long Term Treasury Fund	**	83,862

		Participant Loans
*	Participants	Loans: Interest rates of 5.00% to 9.25%, maturing through October 2019	**	$ 102,286

				$4,037,510
*  Represents a party-in-interest

**  Assets are participant-directed investments; therefore, cost information is not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    KAISER FEDERAL BANK
                                    EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST

Date: December 15, 2008                                                                                                                 By:  /s/ Kay M. Hoveland________
                                    Name:   Kay M. Hoveland
Title:	Plan Administrator

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113078 on Form S-8 of Kaiser Federal Bank, of our report dated December 11, 2008, appearing in this Annual Report on Form 11-K of the Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan for the year ended June 30, 2008.

                                                                    /s/ Crowe Horwath LLP
                          Crowe Horwath LLP

Oak Brook, Illinois
December 11, 2008